FOR RELEASE: September 17, 2026

VERSABANK SHAREHOLDERS APPROVE PROPOSED REORGANIZATION

LONDON, ON - VersaBank (or the "Bank") (TSX: VBNK; NASDAQ: VBNK) today announced that at its special meeting of the Bank's shareholders (the "Shareholders") held on September 16, 2026 (the "Meeting"), Shareholders overwhelmingly voted in favour of the special resolution (the "Reorganization Resolution") approving the previously announced reorganization pursuant to which Versa Bancorp, a new Delaware corporation (the "Parent"), will become the direct holding company of the Bank (the "Reorganization").

"The results of today's shareholder vote are a very clear endorsement of the Bank's proposed Reorganization that we believe will enable the Bank to realize its full potential in both the United States and Canada," said David Taylor, Founder and President, VersaBank.  "In addition to supporting our continued success on the significant opportunity for our Structured Receivable Program (SRP) in United States, the Reorganization will significantly strengthen our foundation in Canada, where we are excited about the considerable renewed growth potential for our Bank, and where we are targeting growth next year in absolute dollar terms of about the same magnitude as that in the United States.  Our reorganization will ensure that we are able to continue to lead the Canadian banking industry in terms of innovation, in turn, continuing to support the Canadian small business and consumer sectors by providing abundant reliable, economical and efficient financing, and, of thereby continuing to contribute in an outsized manner to the Canadian economy."

The Reorganization Resolution required approval of not less than 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

Details on the voting results at the Meeting are below:

Total common shares voted at the Meeting	21,981,591
Total common shares voted FOR the Reorganization Resolution	21,915,383
Percent of common shares voted FOR the Reorganization Resolution	99.69%

A report of voting results for the Meeting will be filed under the Bank's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

The Reorganization is targeted for completion by the end of October 2026, subject to certain regulatory approvals, including approval by the Minister of Finance in Canada and the Federal Reserve Board in the United States. There can be no assurance that VersaBank will receive such regulatory approvals in a timely manner, if at all.

ABOUT VERSABANK

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary technology designed to address underserved segments of the banking industry. VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been deployed in Canada for over 15 years, to the U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., which provides cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology designed to enable the next generation of digital assets for the banking and financial community, including the Bank's proprietary Real Bank Tokenized DepositsTM.

VersaBank's Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding our ability to obtain any required regulatory approvals, the impact of the Reorganization on VersaBank and its shareholders and other matters relating to the Reorganization.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward- looking statement contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor and Stakeholder Relations

(416) 540-7486

lawrencec@versabank.com